July 20, 2006

MAIL STOP 7010
--------------

Ms. April Sifford                                         Faxed to: 202-772-9368
Branch Chief                                              ----------------------
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:     Battle Mountain Gold Corp. ("Registrant")
        Form 10-KSB for Fiscal Year Ended December 31, 2005
        Filed March 30, 2006
        Form 10-KSB/A for Fiscal Year Ended December 31, 2005
        Filed April 10, 2006
        File Number 0-50399

Dear Ms. Sifford:

In response to your comment letter of May 12, 2006, the Company respectfully submits the following responses to your enumerated paragraphs.

Form 10-KSB for Fiscal Year Ended December 31, 2005
---------------------------------------------------

Description of Business, page 4
-------------------------------

1. The information and references have been removed, and the disclosure now focuses on our properties.

Financial Statements, page F-1
------------------------------

2. All references to mineral properties and mining property investment, and similar descriptions, have been removed.

Report of Registered Independent Accountant, page F-1
-----------------------------------------------------

3.  The  requested  report  has  been  included.

Note 9. Warrants, page F-16
---------------------------

4. The financing costs recognized in the period are not reflective of the specific incremental costs directly attributable to a proposed or actual offering as stated in SAB Topic 5(A). This expense was calculated based on the estimated fair value of warrants attached to shares issued in a private placement in accordance with the provisions of Emerging Issue Task Force Issue 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". The warrants have been classified as permanent equity in accordance with Paragraph 8 and 9 of EITF 00-19 as the private placement agreements require the settlement of the warrants in shares of the Company's stock. Based on this accounting, the Company has recognized the equity and expense at the estimated fair value of the warrants on the date of issuance. Further, since the warrants are classified as permanent equity subsequent changes in the fair value of the warrants will not be recognized.

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Note 10. Stock Option Plan, page F-17
-------------------------------------

5. We have amended our December 31, 2005 form 10-KSB to reflect the adoption of SFAS No. 123. Based on this amendment we have recognized the stock-based compensation expense in the 2005 10-KSB related to the issuance of the stock options based on the fair value of the options. The requirements of FIN 44 do not apply to the adoption of SFAS 123. Finally, the options were all fully vested as of December 31, 2005, therefore, the entire expense was recognized in the period. Please note that the additional 325,000 options included in the table (2,875,000 increased to 3,200,000) reflect a reconciliation of disputed options relating to a former employee and former vendor, totaling 325,000.

6. The stock options have been granted to the Board of Directors and they are included in the options outstanding as of December 31, 2005.

Controls and Procedures, page 22
--------------------------------

7. The disclosures have been revised consistent with your requests and Item 307 of Regulation S-B.

Exhibits and Reports, page 32
-----------------------------

8. The exhibits required under Item 601 of Regulation S-B are being filed with the amendment.

Certifications  Pursuant  to  Section  302  of  the  Sarbanes-Oxley Act of 2002,
--------------------------------------------------------------------------------
Exhibits 31.1 and 31.2
----------------------

9.  The  reference  has  been  changed.

Closing Comments
----------------

In addition, the Registrant hereby acknowledges that:

     1. the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     3. the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any further questions or comments regarding these matters, please do not hesitate to contact me.

Thank you again for your kind cooperation and assistance.

Very truly yours,


/s/Mark Kucher
Mark Kucher
President and CEO


cc:   Michael J. Morrison, Esq.
      Chisholm, Bierwolf & Nilson

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